December 4, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Attention:              Mr. Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance

CC:          Ms. Tracey Houser, Staff Accountant
                Division of Corporation Finance

RE:         Valhi, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 12, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009, June 30, 2009
                and September 30, 2009
File No. 333-48391

Dear Mr. O’Brien

Reference is made to the Staff’s letter dated December 1, 2009, (the “Comment Letter”), which sets forth comments of the Staff regarding the above referenced Form 10-K and Forms 10-Q of Valhi, Inc. (“Valhi”).  Valhi has responded to the Comment Letter as follows.  The responses are numbered to correspond to the numbers of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.
Please file on EDGAR as correspondence your letter requesting confidential treatment pursuant to 17 C.F.R. Section 200.83(c) along with Exhibit A redacting the information you are requesting confidential treatment.

Today we have filed on EDGAR as correspondence our letter requesting confidential treatment pursuant to 17 C.F.R. Section 200.83(c) along with Exhibit A, from which we have redacted the information for which we are requesting confidential treatment.

Note 11 – Employee benefit plan

2.
We note your response to comment 16 in our letter dated October 27, 2009.  While we note that you have provided certain information on a disaggregated basis within your audited footnote and within the critical accounting policies and estimates section of MD&A, we note that the guidance on paragraph 7 of SFAS 132R (ASC 715-20-50-4) specifically states that if the “benefit obligation of the plans outside the United States are significant relative to the total benefit obligation and those plans use significantly different assumptions,” then disaggregated disclosures should be provided for the U.S. and non-U.S. plans.  In your case, the non-U.S. plans represent 81.3% of the total benefit obligation, resulting in your U.S. plans comprising 19% of your total projected benefit obligation.  As such, we continue to believe that you should provide the disclosures required by paragraph 5 of the SFAS 132R (ASC 715-20-50-1) on a disaggregated basis for your U.S. plans and non-U.S. plans in future filings.

In our future filings with the Commission, we will provide the disclosures required by paragraph 5 of the SFAS 132R (ASC 715-20-50-1) on a disaggregated basis for our U.S. plans and our non-U.S. plans.

If you have any questions regarding our responses to the Comment Letter, please feel free to call me at (972) 450-4228.  I can also be reached via facsimile at (972) 448-1445 or via email at gswalwell@valhi.net.

Sincerely,

Valhi, Inc.

By: _/s/ Gregory M. Swalwell
Gregory M. Swalwell,
        Vice President and Controller